UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3

Under the Securities Exchange Act of 1934

ATI PHYSICAL THERAPY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00216W109

(CUSIP Number)

Copy to:

Amanda McGrady Morrison

General Counsel and Chief Legal Officer

Advent International Corporation

Prudential Tower

800 Boylston Street

Boston, MA 02199-8069

March 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,830,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,830,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,830,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%*
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,830,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,830,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,830,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%*
14	TYPE OF REPORTING PERSON OO

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS WILCO ACQUISITION, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS WILCO GP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,324,692
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,324,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,324,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-B LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,970,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,970,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,970,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-C LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,845,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,845,475

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,845,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-D LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,777,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,777,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-F LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,873,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,873,508

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-G LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,873,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,873,508

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII GP S.A.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,664,697
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,664,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,664,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%*
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,481,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,481,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,481,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-E LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,316,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,316,207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,316,207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-H LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,743,883
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,743,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,743,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII GP LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,541,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,541,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,541,846
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII 2014 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII 2014 CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,782
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII—A 2014 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 179,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 179,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII – A 2014 CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,903
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 806,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 806,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - B CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,063,662
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,063,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,063,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,266

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,266
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - A CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,151
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,151

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,151
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII ATI CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,878,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,878,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,878,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on June 29, 2021 (as amended from time to time, the “Schedule 13D”) relating to the Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of ATI Physical Therapy, Inc. (the “Issuer” or the “Company”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is supplemented as follows:

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D, as of March 15, 2023, are incorporated herein by reference. As of March 15, 2023, the Reporting Persons beneficially owned in the aggregate 115,830,656 shares of Common Stock, which represents approximately 55.9% of the outstanding shares.

The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person as of March 15, 2023, calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The percentage of Common Stock owned was calculated based on 207,384,260 shares of Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock
Advent International Corporation (1)(2)	115,830,656	55.9%
Advent International GPE VII, LLC (1)	115,830,656	55.9%
Wilco Acquisition, LP	0	0.0%
Wilco GP, Inc. (2)	0	0.0%
GPE VII GP S.a.r.l (3)	64,664,697	31.2%
GPE VII GP Limited Partnership (4)	34,541,846	16.7%
Advent International GPE VII Limited Partnership	11,324,692	5.5%
Advent International GPE VII-B Limited Partnership	30,970,377	14.9%
Advent International GPE VII-C Limited Partnership	9,845,475	4.7%
Advent International GPE VII-D Limited Partnership	6,777,137	3.3%
Advent International GPE VII-F Limited Partnership	2,873,508	1.4%
Advent International GPE VII-G Limited Partnership	2,873,508	1.4%
Advent International GPE VII-A Limited Partnership	10,481,756	5.1%
Advent International GPE VII-E Limited Partnership	22,316,207	10.8%
Advent International GPE VII-H Limited Partnership	1,743,883	0.8%
Advent Partners GPE VII - 2014 Limited Partnership	65,045	Less than 0.1%
Advent Partners GPE VII - 2014 Cayman Limited Partnership	155,782	0.1%
Advent Partners GPE VII - A 2014 Limited Partnership	179,333	0.1%
Advent Partners GPE VII - A 2014 Cayman Limited Partnership	109,903	0.1%
Advent Partners GPE VII - Cayman Limited Partnership	806,132	0.4%
Advent Partners GPE VII – B Cayman Limited Partnership	1,063,662	0.5%
Advent Partners GPE VII - Limited Partnership	45,266	Less than 0.1%
Advent Partners GPE VII – A Cayman Limited Partnership	212,875	0.1%
Advent Partners GPE VII – A Limited Partnership	107,151	0.1%
GPE VII ATI Co-Investment (Delaware) Limited Partnership	13,878,964	6.7%

(1)

Advent Top GP, as the manager of Advent GP Luxembourg and the general partner of each of Advent GP Cayman, the Advent Partners Funds and Advent Co-Invest Fund, and Advent, as the manager of Advent Top GP, may each be deemed to beneficially own the 115,830,656 shares of Common Stock held directly by the Advent Funds.

(2)

On April 8, 2022, the 560,979 shares of Common Stock previously held by Wilco Acquisition were cancelled and terminated for no consideration. As such, neither Wilco Acquisition nor Wilco GP may be deemed to beneficially own any shares of Common Stock of the Issuer.

(3)

Advent GP Luxembourg, as the general partner of each of the Advent Luxembourg Funds, may be deemed to beneficially own the 64,664,697 shares of Common Stock held directly by the Advent Luxembourg Funds.

(4)	Advent GP Cayman, as the general partner of each of the Advent Cayman Funds, may be deemed to beneficially own the 34,541,846 shares of Common Stock held directly by the Advent Cayman Funds.

The foregoing excludes the contingent right by Wilco Acquisition to receive up to 15,000,000 Earnout Shares (as defined and described in Item 6 of this Statement).

As a result of the Transaction Agreements (as defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.

(c) None of the Reporting Persons effected transactions in Common Stock during the past 60 days. To the Reporting Persons’ knowledge, none of the individuals listed on Schedule A to this Statement effected transactions in Common Stock during the past 60 days.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Transaction Support Agreement

On March 15, 2023, the Company entered into a Transaction Support Agreement (the “TSA”) with certain of its first lien lenders under the 2022 Credit Agreement (the “First Lien Lenders”), the administrative agent under the 2022 Credit Agreement, holders of its Series A Senior Preferred Stock (the “Preferred Equityholders”) and holders of the majority of its common stock (including the Advent Funds, together with the First Lien Lenders and the Preferred Equityholders, the “Parties”), setting forth the principal terms of a comprehensive transaction to enhance the Company’s liquidity (the “Transaction”). Pursuant to the TSA, and subject to the terms and conditions thereof, the Parties have agreed to support, act in good faith and take all steps reasonably necessary and desirable to consummate the transactions referenced therein by June 15, 2023 (the “Outside Closing Date”).

The TSA contemplates, among other things, (i) a delayed draw new money financing, available under certain circumstances until the 18 month anniversary of the closing date of the transactions, in an aggregate principal amount equal to $25.0 million in the form of new second lien PIK exchangeable notes (“Second Lien PIK Exchangeable Notes”), (ii) exchange of $100.0 million of the aggregate principal amount of the term loans under the 2022 Credit Facility held by certain of the Preferred Equityholders for Second Lien PIK Exchangeable Notes, (iii) a reduction of the thresholds applicable to the minimum liquidity financial covenant under the 2022 Credit Agreement for certain periods, (iv) a waiver of the requirement to comply with the Secured Net Leverage Ratio financial covenant under the 2022 Credit Agreement for the fiscal quarters ending June 30, 2024, September 30, 2024 and December 31, 2024 and a modification of the levels and certain component definitions applicable thereto in the fiscal quarters ending after December 31, 2024, (v) waiver of the requirement for the Company to deliver audited financial statements without certain going concern qualifications for the years ended December 31, 2022, December 31, 2023, and December 31, 2024, (vi) an increase in the interest rate payable on the existing term loans and revolving loans until the achievement of a specified financial metric and (vii) board representation and observer rights, and other changes to the governance of the Company. The Second Lien PIK Exchangeable Notes would be exchangeable for shares of Class A common stock of the Company at a fixed price of $0.25 and the holders thereof would have the right to vote on corporate matters on an as-exchanged basis. The TSA contains certain representations, warranties and other agreements by the Company and Parties. The Parties obligations under the TSA are, and the closing of the Transaction is, subject to various customary terms and conditions set forth therein, including the execution and delivery of definitive documentation and approval by the Company’s stockholders.

There is no assurance that the transactions contemplated by the TSA will be consummated on the terms as described above, on a timely basis or at all.

The foregoing description of the TSA does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is included as Exhibit 1 to this Statement.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Transaction Support Agreement (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K filed March 16, 2023 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 17, 2023	ADVENT INTERNATIONAL CORPORATION

/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance

Date: March 17, 2023	WILCO ACQUISITION, LP
By: WILCO GP, INC., GENERAL PARTNER

/s/ John Maldonado
	Name:	John Maldonado
	Title:	President

Date: March 17, 2023	WILCO GP, INC.

/s/ John Maldonado
	Name:	John Maldonado
	Title:	President

Date: March 17, 2023	ADVENT INTERNATIONAL GPE VII LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-B LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-C LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-D LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-F LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-G LIMITED PARTNERSHIP
By: GPE VII GP S.A.R.L., GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VII, LLC, MANAGER and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: March 17, 2023	ADVENT INTERNATIONAL GPE VII-A LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-E LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-H LIMITED PARTNERSHIP

By: GPE VII GP LIMITED PARTNERSHIP, GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: March 17, 2023	ADVENT PARTNERS GPE VII 2014 LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII 2014 CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—B CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: March 17, 2023	GPE VII ATI CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: March 17, 2023	GPE VII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VII, LLC, MANAGER and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: March 17, 2023	GPE VII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: March 17, 2023	ADVENT INTERNATIONAL GPE VII, LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

SCHEDULE A

1. Advent International Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Advent International Corporation (“Advent”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. Mr. Brocklebank is a citizen of the United Kingdom. Mr. Etlin is a citizen of Brazil. Mr. Janshen is a citizen of Germany.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Thomas H. Lauer John F. Brooke Mark Hoffman David M. Mussafer John L. Maldonado

Director

Director; Managing Director of Brooke Private Equity Associates 20 Custom House Street, Suite 610, Boston, MA 02110

Director

Director; Chairman & Managing Partner; Executive Officers’ Committee Member

Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
Susan Gentile Amanda McGrady Morrison Andrew D. Dodge Heather R. Zuzenak Heather Miner James G.A. Brocklebank Patrice Etlin Jan Janshen

Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary

Vice President & Managing Director; Chief Legal Officer; General Counsel

Vice President; Deputy General Counsel; Secretary

Chief Compliance Officer

Vice President & Managing Director; Chief Operating Officer

Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Senior Vice President & Managing Partner; Executive Officers’ Committee Member

2. Wilco GP, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Wilco GP, Inc. (“Wilco GP”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Wilco GP. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
John L. Maldonado Christopher Pike Dylan Bates	Director; President Director; Treasurer and Secretary Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors) N/A

3. GPE VII GP S.a.r.l.

The name, business address, title, present principal occupation or employment of each of the managers and executive officers of GPE VII GP S.a.r.l. (“Advent GP Luxembourg”), are set forth below. If no business address is given, the manager’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advent GP Luxembourg. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. Ms. Harroch is a citizen of France. Mr. Nuccio is a citizen of the United Kingdom.

Name	Present Principal Occupation Including Name and Address of Employer
Managers
Advent International GPE VII, LLC	Manager
Justin Nuccio Linda Harroch Aurélie Comptour	Manager Manager Manager

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Managers)
N/A